Legal Proceedings

Following a routine examination of the Permanent Portfolio Family of Funds, Inc. (the "Fund") in 1991, the Securities and Exchange Commission (the "Commission") instituted public administrative and cease-and-desist proceedings on January 13, 1997, to determine the truth of allegations by the Commission's Division of Enforcement (the "Division") that World Money Managers and World Money Securities, Inc., the Fund's investment adviser and a wholly owned investment of the Permanent Portfolio, respectively, and two of the Fund's directors and officers, Terry Coxon and Alan Sergy (collectively, the "Respondents"), violated certain provisions of federal securities laws in fiscal years 1990 through 1992. The allegations include the following: that World Money Managers received excessive reimbursements under the Fund's Marketing and Distribution Plan (the "Marketing Plan") during fiscal years ended January 31, 1990 and 1991; that during fiscal years 1990 through 1992, the Fund's Board of Directors did not meet at the end of each quarter to review the expenses incurred under the Marketing Plan and that the reports thereon contained insufficient detail; that from August 1990 through July 1992, the Fund's Board of Directors did not include the proportion of disinterested directors as required by the Investment Company Act of 1940, as amended; and in April 1990, the Permanent Portfolio acquired a "call option" prohibited by the Fund's fundamental investment policies and managed the investment for the advantage of a client of an officer of the Fund. No charges have been made against the Fund. The Respondents have denied all of the allegations of the Division and are contesting the proceedings.





                                  Exhibit 77e